As filed with the Securities and Exchange Commission on September 5, 2002

FORM 8-A/A

(AMENDMENT NO. 1)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Rouse Company

(Exact name of registrant as specified in its charter)

Maryland	52-0735512
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

10275 Little Patuxent Parkway Columbia, Maryland	21044-3456
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Page 1 of 5 Pages

This amendment on Form 8-A/A amends the description of common stock, par value $0.01 per share (the “Common Stock”) incorporated by reference into The Rouse Company’s (“Rouse”) registration statement under the Securities Exchange Act of 1934 on Form 8-A filed October 5, 1995.

Item 1.    Description of the Registrant’s Securities to Be Registered.

The Description of Common Stock incorporated by reference into Item 1 of the Form 8-A filed on October 5, 1995 is hereby replaced in its entirety by substituting the following:

DESCRIPTION OF COMMON STOCK

General

The following summary of certain terms and provisions of our common stock, $0.01 par value per share, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Maryland General Corporation Law and to the terms and provisions of the Amended and Restated Articles of Incorporation, as amended, including all Articles Supplementary thereto (which we refer to as the “Charter”), of Rouse and the Bylaws, as amended (which we refer to as the “Bylaws”), of Rouse.

The Charter authorizes the issuance of 250,000,000 shares of common stock and 50,000,000 shares of preferred stock. As of June 30, 2002, 86,747,385 shares of common stock were issued and outstanding. The common stock is listed on the New York Stock Exchange under the trading symbol “RSE.”

Preferred stock may be issued from time to time in one or more series, without stockholder approval, with such voting powers (full or limited), designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as shall be established by the Board of Directors of Rouse. Thus, without stockholder approval, Rouse could authorize the issuance of preferred stock with voting, conversion and other rights that could dilute the voting power and other rights of the holders of common stock.

Dividend Rights

Holders of our common stock are entitled to receive such dividends as are declared by our Board of Directors, after payment of, or provision for, full cumulative dividends for outstanding preferred stock.

Voting Rights

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Cumulative voting for directors is not permitted. Holders of our common stock and preferred stock, when outstanding and when entitled to vote, vote as a class, except with respect to matters that (i) relate only to the rights, terms or conditions of preferred stock, (ii) affect only the holders of preferred stock or (iii) relate to the right of the holders of preferred stock if we fail to fulfill any of our obligations regarding such stock.

Liquidation Rights

Upon any dissolution, liquidation or winding up of Rouse, the holders of common stock are entitled to receive pro rata all of Rouse’s assets and funds remaining after payment of, or provision for, creditors and distribution of, or provision for, preferential amounts and unpaid accumulated dividends to holders of preferred stock.

Preemptive Rights

Holders of common stock have no preemptive right to purchase or subscribe for any shares of our capital stock.

Page 2 of 5 Pages

Classified Board

Our Charter and Bylaws establish a classified board of directors, with three classes of directors. The members of each class of directors serve for staggered three-year terms. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common or preferred stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

Our Charter and Bylaws provide that any vacancy on our board may be filled only by a majority of the remaining directors. Any individual elected director by the remaining directors will hold office for the remainder of the term of the director he or she is replacing. Our Charter and Bylaws provide that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Special Statutory Requirements for Certain Transactions

The summaries of the following statutes do not purport to be complete and are subject to, and qualified in their entirety by reference to, the applicable provisions of the Maryland General Corporation Law.

Business Combination Statute

The Maryland General Corporation Law establishes special requirements with respect to “business combinations” between Maryland corporations and “interested stockholders,” unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger or other specified transactions between a company and an interested stockholder and requires a super-majority vote for such transactions after the end of such five-year period.

“Interested stockholders” are all persons owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of a Maryland corporation and any affiliate or associate of ours who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question. “Business combinations” include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation and an interested stockholder or its affiliates for a period of five years after the most recent date on which the stockholder became an interested stockholder and thereafter may not be consummated unless recommended by the board of directors of the Maryland corporation and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder. A business combination with an interested stockholder which is approved by the board of directors of a Maryland corporation at any time before an interested stockholder first becomes an interested stockholder is not subject to the five-year moratorium or special voting requirements. The Bylaws specifically provide that the foregoing provisions apply to any such business combination with Rouse. An amendment to a Maryland corporation’s charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. Any such amendment is not effective until 18 months after the vote of stockholders and does not apply to any business combination of a corporation with a stockholder who was an interested stockholder on the date of the stockholder vote. Rouse has not adopted any such amendment to its Charter.

Page 3 of 5 Pages

Control Share Acquisition Statute

The Maryland General Corporation Law imposes limitations on the voting rights of shares acquired in a “control share acquisition.” The Maryland statute defines a “control share acquisition” at the 10%, 33 1/3% and 50% acquisition levels, and requires a two-thirds stockholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to stock acquired in a control share acquisition. The statute also requires Maryland corporations to hold a special meeting at the request of an actual or proposed control share acquirer generally within 50 days after a request is made with the submission of an “acquiring person statement,” but only if the acquiring person (a) posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or bylaws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a stockholder vote on the issue and the grant of voting rights is not approved, or if an “acquiring person statement” is not delivered to the target within ten days following a control share acquisition. Moreover, unless the charter or bylaws provide otherwise, the statute provides that, if, before a control share acquisition occurs, voting rights are accorded to control shares which result in the acquiring person having majority voting power, then minority stockholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that a charter or bylaw provision is adopted for such purpose prior to the control share acquisition. The Bylaws specifically provide that the statutory provisions relating to control share acquisitions do not apply.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is The Bank of New York, in New York, New York.

Page 4 of 5 Pages

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  September 5, 2002

The Rouse Company

By:	/s/ Anthony Mifsud
Name: Anthony Mifsud
Title: Vice President and Assistant Treasurer

Page 5 of 5 Pages